I, Hilary Joy Diaz, certify that:

(1) the financial statements of Stomp Technique, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Stomp Technique, Inc. included in this Form reflects accurately the information reported on the tax return for Stomp Technique, Inc. filed for the fiscal year ended 12/31/2020.

Signature



_____

Hilary Joy Diaz
President

06/29/2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.